UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM U-9C-3


               QUARTERLY REPORT PURSUANT TO RULE 58 OF THE PUBLIC UTILITY
                      HOLDING COMPANY ACT OF 1935.

                For the quarterly period ended December 31, 2001


                                SCANA Corporation
-------------------------------------------------------------------------------
                      (Name of registered holding company)

                1426 Main Street, Columbia, South Carolina 29201
-------------------------------------------------------------------------------
                    (Address of principal executive offices)






                                Table of Contents

 Item
  No.                    Title                                         Page
----------------------------------------------------------------------------


   1     Organization Chart                                               2

   2     Issuances and Renewals of Securities and Capital Contributions   3

   3     Associate Transactions                                           3

   4     Summary of Aggregate Investment                                  4

   5     Other Investments                                                5

   6     Financial Statements and Exhibits                                6




ITEM 1 - ORGANIZATION CHART

                     Name                     Energy                                            Percentage
                      of                         or           Date                State         of Voting
                  Reporting                Gas - related       of                   of          Securities             Nature of
                   Company                    Company     Organization        Organization         Held                Business
-                  -------                    -------     ------------        ------------         ----                --------

SCANA Corporation (a)
   SCANA Resources, Inc.                      Energy      September 8, 1987    South Carolina  100%    Renders energy management
                                                                                                       services
      Solo Energy Corporation                 Energy      January 6, 1997      Delaware          (c)   Provides long-term energy
                                                                                                       service contracts from
                                                                                                       use of micro turbines

   South Carolina Electric & Gas Company
(b)
      SC Coaltech No. 1 LP                    Energy      April 7, 2000        Delaware          40%   Production and sale of
                                                                                                       synthetic fuel
      Coaltech No. 1 LP                       Energy      November 16, 2001    Delaware          25%   Production and sale of
                                                                                                       synthetic fuel

   SCANA Energy Marketing, Inc.               Energy      June 30, 1987        South Carolina  100%    Markets electricity,
                                                                                                       natural gas and other
                                                                                                       light hydrocarbons

   ServiceCare, Inc.                          Energy      September 30, 1994   South Carolina  100%    Provides energy-related
                                                                                                       products and service
                                                                                                       contracts on home
                                                                                                       appliances

   Primesouth, Inc.                           Energy      August 25, 1986      South Carolina  100%    Engages in power plant
                                                                                                       management and maintenance
                                                                                                       services

   Public Service Company of North Carolina,
     Incorporated (b)
      Clean Energy Enterprises, Inc.          Energy      December 30, 1994    North Carolina  100%    Sells, installs and services
                                                                                                       compressed natural gas
                                                                                                       conversion equipment

      PSNC Blue Ridge Corporation             Energy      August 31, 1992      North Carolina  100%    Renders energy management
                                                                                                       services

   SCG Pipeline, Inc.                         Energy      April 10, 2001       South Carolina  100%    Transportation of natural

                                                                                                       gas

(a) The Public Utility Holding Company is not a reporting company, but is included herein because it directly and/or indirectly holds securities in energy-related companies. (b) These SCANA Corporation system companies are not reporting companies, but they are included herein because they hold securities directly in the energy-related companies set forth below their names.
(c) Solo Energy Corporation declared insolvency in November 2001.



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ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                                       Principal    Issue                 Person to       Collateral  Consideration
                                                      Amount of     or      Cost of   Whom Security was   Given with    for Each
Company Issuing Security    Type of Security Issued    Security    Renewal   Capital       Issued          Security     Security
--------------------------  ---------------------    --------    -------   -------         ------          --------     --------






Company Contributing Capital                 Company Receiving Capital       Amount of Capital Contribution
----------------------------                 -------------------------       ------------------------------


South Carolina Electric & Gas Company        SC Coaltech No. l LP                      $1,480,000
South Carolina Electric & Gas Company        Coaltech No. l LP                         $1,357,327

ITEM 3 - ASSOCIATE TRANSACTIONS

PART I  - Transactions Performed by Reporting Companies on Behalf of Associate Companies

  Reporting Company       Associate Company      Types of Services    Direct Costs    Indirect       Cost of       Total Amount
 Rendering Services       Receiving Services          Rendered           Charged    Costs Charged    Capital          Billed
 ------------------       ------------------          --------           -------    -------------    -------          ------

SC  Coaltech No. 1 LP    South Carolina Electric   Synthetic Fuel Sales   $19,469,924      -             -         $19,469,924
                              & Gas Company
Coaltech No. 1 LP        South Carolina Electric   Synthetic Fuel Sales     $6,102,367     -             -           $6,102,367
                              & Gas Company

PART II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

           Associate Company               Reporting Company  Type of Services  Direct Costs    Indirect     Cost of  Total Amount
           Rendering Services              Receiving Services     Rendered         Charged    Costs Charged  Capital     Billed
           ------------------              ------------------     --------         -------    -------------  -------     ------

South Carolina Electric & Gas Company   SC Coaltech No.1 LP      Coal Sales      $20,006,547        -           -      $20,006,547
South Carolina Electric & Gas Company   SC Coaltech No.1 LP    Fuel Handling        $204,190        -           -         $204,190
South Carolina Electric & Gas Company   Coaltech No. 1 LP        Coal Sales      $6,307,855         -           -      $6,307,855
South Carolina Pipeline Corporation     SCG Pipeline, Inc.   Preliminary Survey
                                                             and Investigation   $2,351,229         -           -     $1,958,640 (1)

(1) Costs of $392,589 have been incurred by South Carolina Pipeline Corporation for services rendered to SCG Pipeline, Inc. but have not yet been billed to SCG
Pipeline, Inc.




ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
                             (Dollars in Thousands)

Investments in energy-related companies:
         Total consolidated capitalization as of December 31, 2001      $5,909,690 (A)           Line 1
         Total capitalization multiplied by 15%
             (line1 multiplied by 0.15)                                    886,454               Line 2
         Greater of $50 million or line 2 $886,454 Total current aggregate investment:
            (categorized by major line of energy-related business)
             Energy-related business category 1                             -
             Energy-related business category 2                             -
             Energy-related business category 3                             -
             Energy-related business category 4 (B)                         -
             Energy-related business category 5                             -
             Energy-related business category 6 (C)                     2,684
             Energy-related business category 7                             -
             Energy-related business category 8                             -
             Energy-related business category 9 (D)                         1
             Energy-related business category 10                            -
                 Total current aggregate investment
$2,685                      Line 4

         Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
         system (line 3 less line 4)                                              $883,769      Line 5

Investments in gas-related companies:
         Total current aggregate investment:
             (categorized by major line of gas-related business)
         Gas-related business category 1                                              -
         Gas-related business category 2                                              -
                 Total current aggregate investment                                   -
                                                                              ----------------

(A) Includes common equity, preferred stock and mandatorily redeemable preferred securities, long-term debt and current maturities and short-term borrowings.

(B) Consists of investment in Solo Energy Corporation.

(C)  Consists of investment in SC Coaltech No. l LP and Coaltech No. 1 LP

(D) Consists of investment in SCG Pipeline, Inc.





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


ITEM 5 - OTHER INVESTMENTS
                             (Dollars in Thousands)

           Major line of energy-      Other investment in    Other investment in        Reason for difference
             related business            last U-9C-3 report  this U-9C-3 report          in Other Investment
             ----------------            ------------------  ------------------          -------------------

Energy-related business category 1
   SCANA Resources, Inc.                       ($3,019)           ($7,843)        Annual recording of Equity in
                                                                                    earnings of subsidiary offset
                                                                                  by
                                                                                    income tax allocation
   PSNC Blue Ridge Corporation                  $2,174             $2,740         Other comprehensive income
                                                                                     from derivatives and Equity in
                                                                                     earnings of subsidiary


Energy-related business category 3
   Clean Energy Enterprises, Inc.               $7,048             $7,071         Equity in earnings of subsidiary

Energy-related business category 4
   ServiceCare, Inc.                           ($8,792)           ($3,745)        Income tax allocation and annual
                                                                                    recording of Equity in earnings
Energy-related business category 5                                                  of subsidiary
   SCANA Energy Marketing, Inc.              ($90,738)            ($67,140)       Income tax allocation, Other
                                                                                    comprehensive income from
                                                                                    derivatives and annual recording
                                                                                    of Equity in earnings of
                                                                                  subsidiary
Energy-related business category 7
   Primesouth, Inc.                            ($6,581)           ($4,528)        Annual recording of Equity in
                                                                                    earnings of subsidiary



ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

         FINANCIAL STATEMENTS

Exhibit   A-1   SC Coaltech No. 1 LP Balance Sheet as of December 31, 2001
                - filed under confidential treatment pursuant to Rule 104(b)
Exhibit   A-2   SC  Coaltech No. 1 LP Income Statement for the Periods ended
                December 31, 2001 - filed under confidential treatment
                pursuant to Rule 104(b)
Exhibit   B-1   SCANA Resources, Inc. Balance Sheet as of December 31, 2001-
                filed under confidential treatment pursuant to Rule 104(b)
Exhibit   B-2   SCANA Resources, Inc. Income Statement for the Periods ended
                December 31, 2001- filed under confidential treatment pursuant to Rule 104(b)
Exhibit   C-1   SCANA Energy Marketing, Inc. Balance Sheet as of December 31,
                2001-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   C-2   SCANA Energy Marketing, Inc. Income Statement for the Periods
                ended December 31, 2001-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   D-1   ServiceCare, Inc. Balance Sheet as of December 31, 2001-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   D-2   ServiceCare, Inc. Income Statement for the Periods ended
                December 31, 2001-filed under confidential treatment pursuant to
                Rule 104(b)
Exhibit   E-1   Primesouth, Inc. Balance Sheet as of December 31, 2001-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   E-2   Primesouth, Inc. Income Statement for the Periods ended December
                31, 2001-filed under confidential treatment pursuant to Rule
                104(b)
Exhibit   F-1   Clean Energy Enterprises, Inc. Balance Sheet as of December 31,
                2001-filed underconfidential treatment pursuant to Rule 104(b)
Exhibit   F-2   Clean Energy Enterprises, Inc. Income Statement for the Periods
                ended December 31, 2001-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   G-1   PSNC Blue Ridge Corporation Balance Sheet as of December 3
                1, 2001-filed under confidential treatment pursuant to Rule
                104(b)
Exhibit         G-2 PSNC Blue Ridge Corporation Income Statement for the
                Periods ended December 31, 2001-filed under confidential
                treatment pursuant to Rule 104(b)
Exhibit   H-1   SCG Pipeline, Inc. Balance Sheet as of December 31, 2001-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   H-2   SCG Pipeline, Inc. Income Statement for the Periods ended
                December 31, 2001-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   I-1   Coaltech No. 1 LP Balance Sheet as of December 31, 2001-filed under confidential treatment pursuant to Rule 104(b)
Exhibit   I-2   Coaltech No. 1 LP Income Statement for the Periods ended
                December 31, 2001-filed under confidential treatment pursuant to Rule 104(b)

EXHIBITS
Exhibit   J     Certificate of SCANA Corporation












                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 28th day of February 2002.



                                SCANA Corporation
                                   Registrant





                       By:  s/Mark R. Cannon
                            -----------------------------------------------

                             Mark R. Cannon
                             ----------------------
                             (Name)

                             Controller
                            -----------------------------------------------
                            (Title)

                            February 28, 2002
                            ---------------------------------------
                            (Date)

                                                           Exhibit J



                                   Certificate

         Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that:

         A copy of SCANA's quarterly report on Form U-9C-3 for the quarterly period ended September 30, 2001, was filed with the state commissions having jurisdiction over the retail rates of SCANA Corporation's public utility subsidiary companies. The names and addresses of these state commissions are as follows:

                           South Carolina Public Service Commission
                           P. O. Box 11649
                           Columbia, SC  29211


                           North Carolina Utilities Commission
                           4325 Mail Service Center
                           Raleigh, NC  27699-4325





February 28, 2002              By:s/M. R. Cannon
                                  -------------------------
                                  M. R. Cannon
                                  Controller
                                  (principal accounting officer)